Exhibit No. 12(a)

PROGRESS ENERGY, INC.
Computation of Ratio of Earnings to Fixed Charges
For the Years Ended December 31

(dollars in millions)	2009	2008	2007	2006	2005
EARNINGS, AS DEFINED:
Income from continuing operations	$840	$778	$702	$567	$527
Fixed charges, as below	737	698	625	652	607
Preferred dividend requirements	(7)	(7)	(7)	(7)	(6)
Income from continuing operations attributable to noncontrolling interests, net of tax	(4)	(5)	(9)	(16)	(4)
Income taxes, as below	392	390	329	334	293
Total earnings, as defined	$1,958	$1,854	$1,640	$1,530	$1,417

FIXED CHARGES, AS DEFINED:
Interest on long-term debt	$667	$618	$553	$619	$565
Other interest	51	61	52	12	23
Imputed interest factor in rentals – charged principally to operating expenses	12	12	13	14	13
Preferred dividend requirements of subsidiaries	7	7	7	7	6
Total fixed charges, as defined	$737	$698	$625	$652	$607

INCOME TAXES:
Income tax expense (benefit)	$397	$395	$334	$339	$298
Included in AFUDC – deferred taxes in book depreciation	(5)	(5)	(5)	(5)	(5)
Total income taxes	$392	$390	$329	$334	$293

Ratio of Earnings to Fixed Charges	2.66	2.66	2.62	2.35	2.33